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09042022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUL 3 0 2009
Washington, DC
110

SEC FILE NUMBER
8- 67320

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/08 (MM/DD/YY) AND ENDING 05/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REDBURN PARTNERS (USA) LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

565 Fifth Avenue - 22nd Floor
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Bell 212-803-7302
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst + Young LLP
(Name – *if individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 10/2

OATH OR AFFIRMATION

I, David Bell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Redburn Partners (USA) LP, as of May 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

President
Title

[signature]
Notary Public

CLAUDIA TAYLOR
NOTARY PUBLIC, State of New York
No. 01TA5068172
Qualified in Kings County
Commission Expires 10/28/2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Redburn Partners (U.S.A.) L.P.

Financial Statements and Supplemental Information

Year Ended May 31, 2009

Contents

Ernst & Young LLP
5 Times Square
New York , New York 10036-6530
Tel: +1 212 773 3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Members of Redburn Partners (U.S.A.) L.P.

We have audited the accompanying statement of financial condition of Redburn Partners (U.S.A.) L.P. (the "Partnership") as of May 31, 2009 and the related statements of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Redburn Partners (U.S.A.) L.P. at May 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

July 23, 2009

Redburn Partners (U.S.A.) L.P.

Statement of Financial Condition

May 31, 2009

Assets	
Cash and cash equivalents	$ 1,267,100
Certificate of deposit	85,693
Receivable from clearing broker	112,124
Fixed assets, net of depreciation of $68,093	55,500
Prepaid expenses	52,468
Total assets	$ 1,572,885
Liabilities and Members' Equity	
Liabilities:	
Accounts payable	$ 34,034
Accrued expenses and other liabilities	795,689
Payable to an affiliate	29,939
Obligation under a capital lease	23,320
Total liabilities	882,982
Commitments and contingent liabilities	
Members' equity	689,903
Total liabilities and members' equity	$ 1,572,885

See accompanying notes to financial statements.

Redburn Partners (U.S.A.) L.P.

Statement of Operations

Year Ended May 31, 2009

Revenues	
Commissions	$10,891,800
Interest income	1,204
	10,893,004
Expenses	
Employee compensation and benefits	$ 3,007,371
Clearing, research and other service fees	8,487,901
Occupancy	165,645
Professional fees	274,036
Travel and entertainment	429,640
Telephone and communication	274,628
Other	207,089
	12,846,310
Net loss	$ (1,953,306)

See accompanying notes to financial statements.

Redburn Partners (U.S.A.) L.P.

Statement of Changes in Members' Equity

Year Ended May 31, 2009

	Members' Equity
Balance at June 1, 2008	$ 843,209
Net loss	(1,953,306)
Capital contributions	1,800,000
Balance at May 31, 2009	$ 689,903

See accompanying notes to financial statements.

Redburn Partners (U.S.A.) L.P.

Statement of Cash Flows

Year Ended May 31, 2009

Cash flows from operating activities	
Net loss	$(1,953,306)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	39,408
Changes in operating assets and liabilities:	
Receivable from clearing broker	(112,124)
Commission receivable from an affiliate	235,193
Prepaid expenses	(38,633)
Accounts payable	15,261
Accrued expenses and other liabilities	263,798
Payable to an affiliate	29,939
Obligation under a capital lease	(10,688)
Net cash used in operating activities	(1,531,152)
Cash flows from investing activities	
Certificate of deposit	(1,265)
Purchases of fixed assets	(10,324)
Net cash used in investing activities	(11,589)
Cash flows from financing activities	
Capital contributions	1,800,000
Net cash provided by financing activities	1,800,000
Net increase in cash and cash equivalents	257,259
Cash and cash equivalents	
Beginning of year	1,009,841
End of year	$ 1,267,100
Supplemental disclosure of cash flow information	
Cash paid during the year for	
Interest	$ 1,145
Income taxes	$ 1,039

See accompanying notes to financial statements.

Redburn Partners (USA), L.P.

Notes to Financial Statements

May 31, 2009

1. Organization

Redburn Partners (U.S.A.) L.P., (the "Partnership"), was established under the laws of the State of New York in May of 2006. The Partnership's majority member is Redburn Partners LLP, a broker dealer operating in the United Kingdom. The Partnership is registered as a fully disclosed broker/dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership commenced business operations on November 11, 2006, to broker securities transactions for institutional investors.

In accordance with the Partnership's operating agreement, profits and losses of the Partnership are allocated and distributed among the members in proportion as determined by the General Partner, Redburn Partners (GP) Inc.

The Partnership clears its non U.S. securities transactions on a fully-disclosed basis through Redburn Partners LLP. The Partnership clears its U.S. denominated securities on a fully-disclosed basis through BNP Paribas Securities Corporation.

2. Significant Accounting Policies

Basis of Presentation

These financial statements are stated in U.S. dollars and are prepared in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents and concentration of credit risk

The Partnership defines cash equivalents as short term, highly liquid investments with original maturities of less than ninety days from date of acquisition. The carrying amounts of such cash equivalents approximate the fair value due to the short term nature of these instruments.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents and concentration of credit risk (continued)

As of May 31, 2009, the Partnership maintains its cash balances of $1,267,100 with one financial institution, which at times, may exceed federally insured limits. As of May 31, 2009, the Partnership also maintained a certificate of deposit of $85,693 with the same financial institution. The Partnership has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Receivable from Clearing Broker

The receivable from clearing broker represents a clearing deposit of $100,000 that the Partnership maintains with its clearing broker and the remaining amount represents commissions receivable net of clearance and execution costs related to customers U.S. equity trading activity.

Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy

The Partnership adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements" ("SFAS 157"), effective June 1, 2008. Under SFAS No. 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. SFAS 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that

2. Significant Accounting Policies (continued)

are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of May 31, 2009, financial instruments owned by the Partnership consist of cash equivalents and are classified as Level 1. No Level 2 or Level 3 financial instruments were owned by the Partnership during the period ended May 31, 2009.

Valuation Techniques

The Partnership values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales prices as of the last business day of the year.

Fixed Assets

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is recognized based on the straight line method over the estimated useful life of the assets. The estimated useful lives of the assets are three years.

Revenue Recognition

The Partnership records securities transactions, commission revenue and related expenses on a trade-date basis.

Income Taxes

The Partnership is not subject to federal, state and city income taxes under the tax laws. The Partnership files an informational partnership return that includes a schedule K-1 for each partner which represents their proportional share of profit or loss. Each partner is responsible for including their proportional profit or loss on their individual U.S. tax filing.

3. Fixed Assets

Details of fixed assets at May 31, 2009 are as follows:

Computers	$	64,112
Furniture and equipment		59,481
		123,593
Less accumulated depreciation		(68,093)
	$	55,500

Depreciation expense for the year ended May 31, 2009 was $39,408.

4. Obligation under a capital lease

At May 31, 2009, $34,979 of fixed assets is recorded under a capital lease.

Aggregate future minimum lease payments of $25,818, which consists of principal of $23,320 and interest of $2,498, are scheduled to be paid in full by April 2011.

5. Commitments and contingent liabilities

The Partnership currently leases office and storage space under operating leases that expire in November 2011. Rental payments are approximately $14,000 each month. The leases are secured by a standby letter of credit that is collateralized by a certificate of deposit in the amount of $85,693.

The Partnership entered into an amended lease agreement in March 2009 with the current landlord to substitute the current portion of space located on the 22nd Floor for a portion of space on the 26th Floor in the same building. The amended lease is for a period of seven years and two months commencing once the space on the 26th Floor is available for occupancy. The commencement date is estimated to be August 1, 2009.

5. Commitments and contingent liabilities (continued)

Aggregate future minimum annual rental payments in the years subsequent to May 31, 2009 are approximately as follows:

Year ending May 31,	
2010	$ 450,000
2011	424,000
2012	424,000
2013	439,000
2014	442,000
Thereafter	1,031,000
Total	$ 3,210,000

Rent expense was approximately $158,000 for the year ended May 31, 2009 and was included in the occupancy expense line item on the Statement of Operations.

6. Related Party Transactions

The Partnership passes all non U.S. equities orders to Redburn Partners LLP in London for execution. The Partnership pays Redburn Partners LLP clearing, research and other service fees for execution, clearing and research services which totaled $8,486,147 for the year ended May 31, 2009.

All non U.S. commissions are earned through an affiliate, Redburn Partners LLP, and the related commission receivable is due from Redburn Partners LLP. As of May 31, 2009, the net payable to the affiliate was $29,939.

During 2009, phantom options of Redburn Partners Holding Company Limited were granted on a discretionary basis to several employees of the Partnership for services related to the broker dealer. The exercise prices of the options are equal to the estimated market price of shares of Redburn Partners Holding Company Limited on the date of the grant which was derived from a discounted cash-flow model. As of May 31, 2009, a total of 35, 043 options were granted and are exercisable once a year on October 31 between 2011 to 2018, but not before the third anniversary of the grant date and will be settled by cash. Approximately $11,000 is included in the statement of operations as stock based compensation for the year ended May 31, 2009.

7. Exemption from Rule 15c3-3

The Partnership is exempt from the SEC Rule 15c3-3 pursuant to exemptive provisions under sub-paragraph k(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

8. Net Capital Requirements

The Partnership is subject to the Securities and Exchange Commission (the "SEC") Uniform Net Capital Rule (Rule 15c3-1). The Partnership computes its net capital requirements under the aggregate indebtedness method provided for in Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At May 31, 2009, the Partnership had net capital of $732,902 which was $482,902 in excess of the required net capital of $250,000.

Supplemental Information

Redburn Partners (U.S.A.) L.P.

Computation of Net Capital Pursuant to Rule 15c3-1

May 31, 2009

Computation of net capital	
Total members' equity	$ 689,903
Deductions:	
Non-allowable assets:	
Certificate of deposit	(85,693)
Fixed assets	(55,500)
Prepaid expenses	(52,468)
Total deductions	(193,661)
Additions:	
Non-Aggregate Indebtedness liabilities:	
Discretionary bonuses	225,000
Obligation under a capital lease @ 50%	11,660
Total additions	236,660
Net capital	$ 732,902
Computation of basic net capital requirements	
Minimum net capital requirements of reporting broker/dealer	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 482,902

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Partnership's unaudited May 31, 2009 Part IIA FOCUS filing, as amended as of July 22, 2009.

Reconciliation of FOCUS filings:	
Excess Net Capital (prior to amendment)	462,324
Change to Owner's Equity due to reduction in bonus accruals	248,710
Reduction in bonus accruals	(228,132)
Excess Net Capital (amended)	482,902

Redburn Partners (U.S.A.) L.P.
Statement Regarding Rule 15c3-3 of the Securities and Exchange Commission
May 31, 2009

EXEMPTION UNDER SECTION (k)(2)(ii) IS CLAIMED:

The Partnership does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph k(2)(ii) for domestic equity securities because all customer transactions are cleared through another broker-dealer on a fully disclosed basis for domestic equity securities.

Supplementary Report

Ernst & Young LLP
5 Times Square
New York , New York 10036-6530
Tel: +1 212 773 3000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

To the Members of Redburn Partners (U.S.A.) L.P.

In planning and performing our audit of the financial statements of Redburn Partners (U.S.A.) L.P.(the "Partnership"), as of and for the year ended May 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at May 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

July 23, 2009

Ernst & Young LLP

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FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

Redburn Partners (U.S.A.) L.P.
Year Ended May 31, 2009
with Report and Supplementary Report of Independent Registered Public Accounting Firm